UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |

Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-69131

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eurolink Securities LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

175 Huguenot St., Ste 200

(No. and Street)

New Rochelle **NY** **10801**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks   678-679-8642

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company, CPA

(Name – *if individual, state last, first, middle name*)

505 N Mur-Len Rd **Olathe** **KS** **66062**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Oddoux _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurolink Securities LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MANOHARAN MAHADEVA
Notary Public – State of New York
NO. 01MA6096859
Qualified in Westchester County
My Commission Expires Aug 11, 2019

_____
Signature

President & CEO
_____
Title

M.A _____   February 19th, 2019.
Notary Public   New York, NY.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROLINK SECURITIES LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2018
With Independent Auditor's Report

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Eurolink Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eurolink Securities LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eurolink Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eurolink Securities LLC's management. Our responsibility is to express an opinion on Eurolink Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eurolink Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Eurolink Securities LLC's financial statements. The supplemental information is the responsibility of Eurolink Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Eurolink Securities LLC's auditor since 2018.

Olathe, Kansas

February 26, 2019

EUROLINK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	38,518
Accounts receivable		25,344
Prepaid expenses and deposits		5,261
Total assets	$	69,123

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	13,494
Accrued payroll taxes		476
Total liabilities		13,970
Member's equity		55,153
Total liabilities and member's equity	$	69,123

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Research revenue	$	167,488
Investment banking revenue		88,000
Total revenue		255,488
EXPENSES		
Compensation		103,421
Professional fees		22,797
Regulatory fees		5,273
Occupancy		14,400
Research		54,716
Other operating expenses		17,477
Total expenses		218,084
NET INCOME	$	37,404

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, December 31, 2017	$	41,249
Member Distributions	$	(23,500)
Net Income	$	37,404
Balance, December 31, 2018	$	55,153

The accompanying notes are an integral part of the financial statements.

3

EUROLINK SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	37,404
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaids and deposits		(3,000)
Increase in receivables		(11,976)
Decrease in accounts payable and accrued liabilities		(3,142)
Net cash provided by operating activities		19,286
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(23,500)
Net cash used by financing activities		(23,500)
NET DECREASE IN CASH		(4,214)
CASH AND CASH EQUIVALENTS:		
Beginning of period		42,732
End of period	$	38,518

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Eurolink Securities LLC (the "Company") was organized as a New York Limited Liability Company in October 2012. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA") effective January 2014. The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions, and to sell research.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

Basis of Accounting: The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

Subsequent Events: Subsequent events were evaluated through February 26, 2019, which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments on disclosure to those financial statements.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking, merger and acquisition (M&A) services and research.

Investment banking, M&A services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services / corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising acitivity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a direct distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

Payment for the majority of our research services is considered to be variable consideration, as the amount of revenues we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. Revenue from research services is recognized as the research is reported as used by the client.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $24,548, which was $19,548 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .5691 to 1.0.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's office is co-located with a company related by common ownership (the "affiliated company") which share limited administrative expenses which are defined, along with the expense allocation methodology to be used, in an expense sharing agreement.

The Company leases its office space under an operating lease with a month-to-month term from its affiliated company. Rent expense under this lease was $14,400 for the year ended December 31, 2018.

NOTE 4 - CONCENTRATION

The top four customers comprised approximately 69% of revenue for the year 2018.

NOTE 5 - CONTINGENCIES AND CLAIMS

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or future obligation.

NOTE 6 - FUTURE ACCOUNTING PRONOUNCEMENT

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transperancy and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

EUROLINK SECURITIES LLC

**Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934**

December 31, 2018

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

EUROLINK SECURITIES LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2018

Net Capital		
Total member's equity qualified for net capital	$	55,153
Deduction for non-allowable assets:		
Accounts receivable - non-allowable		(25,344)
Prepaid expenses and deposits		(5,261)
Net capital before haircuts		24,548
Less haircuts		0
Net capital	$	24,548
Minimum net capital required	$	5,000
Aggregate Indebtedness:		
Liabilities	$	13,970
Minimum net capital based on aggregate indebtedness	$	931
Ratio of aggregate indebtedness to net capital		.5691 to 1.0
Excess net capital	$	19,548

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

EUROLINK SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Eurolink Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eurolink Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eurolink Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Eurolink Securities LLC stated that Eurolink Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eurolink Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurolink Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas

February 26, 2019



EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

Eurolink Securities LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: Patrick Oddoux

By:

Title: President & CEO

Date: 02/18/2019

Eurolink Securities LLC., 173 Huguenot Street, Suite 200, New Rochelle, NY 10801 poddoux@eurolinksecurities.com Tel: 646-568-7162